AETERNA ZENTARIS

AETERNA ZENTARIS I
NC C/O BROADRIDGE
2601 - 14TH AVENUE M
ARKHAM, ON L3R OH9
CANADA

Exhibit 99.2

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JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A1
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PROXY FORM

ANNUAL MEETING
AETERNA ZENTARIS INC.

WHEN:
FRIDAY, MAY 15, 2020 AT 10:00 AM EDT

WHERE:
WWW.VIRTUALSHAREHOLDERMEETING.COM/AEZS2020

COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501.

BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

BY FACSIMILE: 905-507-7793 OR 514-281-8911.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

13122017

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

CONTROL NO.:

PROXY DEPOSIT DATE: MAY 14, 2020

INSTRUCTIONS:

1. This proxy, **solicited by Management**, for the Annual Meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares of Aeterna Zentaris Inc. ("**Aeterna Zentaris**").

2. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a Shareholder, to attend and act on your behalf at the Annual Meeting of Aeterna Zentaris. If you wish to appoint a person, please insert the name of your chosen proxyholder and provide a unique **APPOINTEE IDENTIFICATION NUMBER** for your Appointee to access the virtual meeting in the space provided either online at www.proxyvote.com or in Step 2 (see reverse). The Shares represented by this form of proxy may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of Meeting and with respect to other matters that may properly be brought before the Meeting.

   You **MUST** provide your Appointee the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the virtual meeting using the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

   IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. This instrument of proxy will not be valid and not be acted upon or voted unless its completed as outlined herein. If you are using mail, your form of proxy must be delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 5:00 p.m. (Eastern Time), on May 13, 2020. For all other methods, you must have voted by 5:00 p.m. (Eastern Time), on May 14, 2020.

3. If the Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required.

4. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the Meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the instructions.

If you vote by telephone or the Internet, do not mail back this instrument of proxy.

5. The form of proxy should be signed in the exact manner as the name appears on the form of proxy.

6. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder.

7. This proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the Board of Directors.

PLEASE SEE OVER

PROXY FORM

AETERNA ZENTARIS INC.

MEETING TYPE:	ANNUAL MEETING		
MEETING DATE:	FRIDAY, MAY 15, 2020 AT 10:00 AM EDT		
RECORD DATE:	APRIL 1, 2020		
PROXY DEPOSIT DATE:	MAY 14, 2020	**CUID:**	
ACCOUNT NO:		**CUSIP:**	

CONTROL NO.:

APPOINTEE(S): DR. KLAUS PAULINI, PRESIDENT AND CHIEF EXECUTIVE OFFICER, OR FAILING HIM, MS. LESLIE AULD, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

☐ ☐☐☐☐☐☐☐☐ ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

s-85

01 ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX " " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01 PIERRE-YVES DESBIENS	☐	☐
02 PETER EDWARDS	☐	☐
03 CAROLYN EGBERT	☐	☐
04 GILLES GAGNON	☐	☐
05 KLAUS PAULINI	☐	☐

ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES (FILL IN ONLY ONE BOX " " PER ITEM IN BLACK OR BLUE INK)

02 APPOINTMENT OF AUDITORS	FOR	WITHHOLD
TO APPOINT PRICEWATERHOUSECOOPERS LLP AS AUDITORS AND TO AUTHORIZE THE DIRECTORS TO DETERMINE THEIR COMPENSATION	☐	☐

NOTE You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a Shareholder, to attend and act on your behalf at the Annual Meeting of Shareholders of Aeterna Zentaris. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder and provide a unique **APPOINTEE IDENTIFICATION NUMBER** for your Appointee to access the virtual meeting in the space provided. The shares represented by this Voting Instruction Form may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the

notice of meeting and with respect to other matters that may properly be brought before the meeting.

You **MUST** provide your Appointee the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.

M M D D Y Y